EXHIBIT 2

Letter of Agreement

This letter constitutes the agreement between Winsonic Digital Media Group, Ltd., a publicly traded company with symbol WDMG.OB ("WinSonic" or "Company"), and The Titan Network LLC ("Titan"), regarding venture financing, business, financial consulting and marketing services provided to WinSonic by Titan.

1. ***SERVICES***

a. Professional Services. As requested by WinSonic, Titan will provide professional services, including but not limited to:

- Counseling, including weekly and monthly reporting of activities as required;
- Development and refinement of WinSonic's business plan and financial model;
- Assisting WinSonic with discussions and negotiations with key audiences including potential investors, strategic investors, strategic partners and potential customers;
- Providing senior level executive presence and strategic marketing counsel to WinSonic;
- Providing basic finance and administration oversight to WinSonic; and
- Providing strategic and business counsel to WinSonic as appropriate.

2. Special Services. In addition to the professional services specified in Section 1(a) above, Titan may provide additional services for projects as requested by WinSonic. Before special services are undertaken, WinSonic and Titan will agree on Titan's compensation.

2. Consulting Relationship. Both WinSonic and Titan recognize and agree that the relationship between them is a consulting relationship and nothing contained in this agreement creates an employment situation between the parties. In addition, the parties agree that Titan and its principals have no authority to bind WinSonic and are not and will not be considered an officer of WinSonic.

2. ***COMPENSATION***

WinSonic agrees to pay Titan for all costs incurred by Titan in providing services requested by WinSonic, as set forth in this section and according to the billing procedures in Section 3.

a. Monthly Billing Cycle. Titan will bill WinSonic on a monthly basis.

2. Time Charges. Services rendered by Titan for WinSonic will be applied at Titan 's standard hourly rates for Titan staff in effect at the time in which services are rendered. A schedule of current hourly rates for Titan staff members as of the date first above is attached hereto. Titan estimates that its fees for business and marketing consulting services will be in the amount of approximately $45,000.00 per month. Titan will invoice WinSonic for such services on a monthly basis in the discounted amount of $20,000.00. Any out of pocket expenses will be the sole responsibility of WinSonic.

c. Out-Of-Pocket Expenses. WinSonic will reimburse Titan for reasonable out-of-pocket expenses, including travel-related expenses and other required expenditures.

d. Internal Expenses. WinSonic agrees to pay Titan for internal expenses incurred in servicing WinSonic's account. Such expenses include, but are not limited to, photocopies, long distance telephone, supplies, and faxes.

e. Support Service Expenses. Support services rendered by Titan employees for WinSonic will be billed at the hourly rates in effect during the billing month in which services are rendered. Such services include, but are not limited to, word processing and secretarial.

6. Administrative Charge. WinSonic will pay Titan three percent (3%) of time charges incurred during the previous billing month to cover certain administrative costs, such as local telephone and normal postage, which are necessarily incurred in providing services to WinSonic.

6. Additional Compensation. In consideration of Titan's accommodations with respect to professional fees, Titan will receive additional compensation as follows:

- Equity in the form of stock options of WinSonic's fully diluted shares outstanding and as of the date of grant, such options will be fully vested with a 1 year term and an exercise price equal to the fair market value of the Company's common stock. The amount of shares will be included in the final agreement.

3. ***BILLING PROCEDURES***

1. Payment of Monthly Charges. Upon execution of this contract, Titan will invoice WinSonic $20,000.00 to cover professional service fees for activities for the first month. Thereafter, Titan will begin invoicing WinSonic estimated annual monthly professional service fees of $20,000.00 to cover the services described in Section 1(a).

2. Expenses. Titan will invoice WinSonic at the end of each month for expenses incurred pursuant to Section 2 during that month.

3. Payment Due Date. Subject to the provisions of Section 2, WinSonic will pay Titan the amount of each invoice on or before the due date specified on each invoice.

4. Late Charges. Subject to the provisions of Section 2 above, if WinSonic fails to make any payment due under this Agreement within thirty (30) days after it is due, WinSonic will pay interest on the amount due at the prime rate of interest charged by First Union Bank, as of the day the payment is due.

4. ***OWNERSHIP OF MATERIALS***

All written materials delivered to WinSonic by Titan while this Agreement is in effect shall become WinSonic's property exclusively (subject to certain third party limited rights, such as licenses), provided that WinSonic pays for the materials and, within one year after termination of this Agreement, either uses the materials or declares its intention to use them.

5. ***INDEMNIFICATION***

a. WinSonic's Responsibility. WinSonic is responsible for the accuracy, completeness and propriety of information that it provides to Titan concerning WinSonic's products, services, organization, business, financial statements, tax liabilities, marketing materials and industry. WinSonic is responsible for reviewing all materials prepared by Titan under this Agreement to confirm that all representations, direct or implied, are supportable by objective data then possessed by WinSonic, and to confirm the accuracy and legality of the descriptions and depictions of the products and services of WinSonic and its competitors.

WinSonic will indemnify and hold Titan harmless from and against all losses, damages, liabilities, claims, demands, lawsuits and expenses, including reasonable attorney's fees, that Titan may incur or be liable for, other than those arising out of Titan's negligence, arising out of or in connection with any of the following:

- any materials prepared or distributed by Titan for WinSonic, or other service performed by Titan for WinSonic;
- any allegations that WinSonic has misrepresented itself to any strategic partners, potential investors or potential or actual customers;
- any alleged or actual defects in WinSonic's products or services (including, without limitation, any claim for bodily injury or death); or
- allegations that WinSonic's activities violate or infringe upon the copyright, trademark, patent or other rights of any third party, or that WinSonic's activities induce, promote or encourage the violation of or infringement upon the rights of any third party.

WinSonic's obligations under this section 5 include payment for all time charges and expenses (including reasonable attorney's fees) incurred by Titan in connection with any subpoena, discovery demand or other directive having the force of law or governmental inquiry the response to which WinSonic does not object, served upon Titan or any of its affiliates that

relate to WinSonic, its business or its industry that arises out of any litigation, proceedings or investigations involving WinSonic.

The terms and conditions of this section shall survive the termination of this Agreement.

b. Use of Information By Third Parties. Titan has no control over information once it has been issued to another third party.

6. ***CONFIDENTIALITY***

Titan, on behalf of itself and its employees, hereby covenants and agrees that it:

a. shall exercise reasonable care and caution to keep confidential any and all proprietary information concerning WinSonic's business and operation which becomes known to Titan by reason of the performance of its services on WinSonic's behalf, and which information is clearly marked "confidential" or specifically identified in writing as confidential. Proprietary information includes, but is not limited to, corporate plans and strategies, new product samples, specifications, formulations, and pricing information;

b. shall not disclose any marked or identified information to any person outside of the employ of Titan, unless to do so is required in connection with the performance of its services, and in such event Titan hereby agrees to advise said third parties of the confidential nature of said material and obtain the written approval of the WinSonic prior to such disclosure; and

5. shall return to WinSonic all such information then in its possession at the termination of Titan's services, except that Titan shall be entitled to keep evidence of its work product.

It is further agreed that none of the above shall apply to the following:

a. information that is in the public domain at the time of disclosure to Titan or that enters the public domain through no fault of Titan, or its employees;

b. information that is in the possession of Titan or its employees at the time of disclosure to Titan;

c. information that Titan , or its employees, receive from a third party under no obligation of confidentiality to WinSonic; and

d. information required to be released by Titan in compliance with any court order or other directive having the force of law.

7. ***OTHER RULES GOVERNING THIS AGREEMENT***

a. Duration. This Agreement begins as of the date first above and continues until terminated by either WinSonic or Titan. To terminate, written notice must be given at least 60 days before the effective date of termination. WinSonic will pay for all charges incurred under this Agreement up to the effective date of termination. On that date, Titan will give or otherwise transfer to WinSonic all property in Titan's possession that belongs to WinSonic, as provided by Section 4, and all contracts for materials and services entered into by Titan for WinSonic. The provisions of Sections 2 and 3 as they relate to Titan's compensation hereunder shall survive termination of this agreement.

b. Jurisdiction. This Agreement is governed by the laws of the State of Georgia and will be construed accordingly.

c. Headings. Headings in this Agreement are for reference only. In case of a conflict between a heading and the content of a section, the content controls the meaning.

d. Entire Agreement. This letter agreement comprises the basis of the current understanding of the parties hereto and will be replaced by a more detailed formal agreement that will be completed within the next thirty days from the date of this letter agreement and approved by each Company's Board of Directors.

Titan and WinSonic Digital Media Group, Ltd. indicate their acceptance of this Agreement by having their respective duly authorized representative sign in the spaces provided below.

Sincerely yours,

The Titan Network LLC

By: /s/ Michael R. Gavenchak Date: 2-25-05
Michael R. Gavenchak
President

AGREED:

Winsonic Digital Media Group Ltd.

By: /s/ Winston Johnson Date: 2-25-05
Winston Johnson
Chairman, CEO